Exhibit 99.1

Li Bang International Announces Its Interim Financial Results for the Six Months Ended December 31, 2024

JIANGYIN, China, Jun. 17, 2025 /PRNewswire/ — Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced its unaudited interim financial results for the six months ended December 31, 2024.

Highlights for the Six Months Ended December 31, 2024

●	Revenue - for the six months ended December 31, 2024, total revenues of approximately $4.7 million, compared to revenues of approximately $3.7 million for the six months ended 2023, reflecting an increase of approximately 27% due mainly to higher revenue from project sales.

●	Gross profit - for the six months ended December 31, 2024, gross profit of $841,000, compared to gross profit of approximately $612,000 for the six months ended 2023, reflecting an increase of approximately 37% due mainly to higher revenues and margin improvement.

●	Despite the challenges from a slow down in the PRC economy, the Company was able to reduce its net loss to approximately $1.1 million for the six months ended December 31, 2024, as comparted to net loss of approximately $1.5 million for the six months ended 2023.

Unaudited Financial Results for the Six Months Ended December 31, 2024 and 2023

	For the Six Months Ended December 31,
	2024		2023		Variance
	Amount (Unaudited)	% of revenue	Amount (Unaudited)	% of revenue	Amount (Unaudited)%
Revenues	$4,716,845	100.0%	$3,729,845	100.0%	$987,000	26.5%
Cost of revenues	(3,875,916)	(82.2)%	(3,118,057)	(83.6)%	(757,859)	24.3%
Gross profit	840,929	17.8%	611,788	16.4%	229,141	37.5%

Operating expenses:
Selling	423,228	9.0%	$368,409	9.9%	$54,819	14.9%
General and administrative	1,464,679	31.1%	1,479,561	39.7%	(14,882)	(1.0)%
Provision for expected credit losses	135,456	2.9%	342,542	9.2%	(207,086)	(60.5)%
Total operating expenses	2,023,363	43.0%	$2,190,512	58.8%	$(167,149)	(7.6)%

Loss from operations	(1,182,434)	(25.2)%	(1,578,724)	(42.4)%	396,290	(25.1)%

Other (expense) income:
Interest expense	(205,482)	(4.4)%	(213,102)	(5.7)%	7,620	(3.6)%
Other income, net	194,583	4.1%	347,670	9.3%	(153,087)	(44.0)%
Total other (expense) income, net	(10,899)	(0.3)%	134,568	3.6%	(145,467)	(108.1)%

Loss before provision for income taxes	(1,193,333)	(25.5)%	(1,444,156)	(38.8)%	250,823	(17.4)%

Income tax (benefit) expense	(67,418)	(1.4)%	18,892	0.5%	(86,310)	(456.9)%

Net loss	(1,125,915)	(24.1)%	(1,463,048)	(39.3)%	337,133	(23.0)%
Net loss attributable to non-controlling interests	(877)	0.0%	(1,350)	0.0%	473	(35.0)%
Net loss attributable to ordinary shareholders	$(1,125,038)	(24.1)%	(1,461,698)	(39.3)%	336,660	(23.0)%

Revenues

Total revenue for the six months ended December 31, 2024 increased by $987,000, or 26.5%, to $4,716,845 for the six months ended December 31, 2024 from $3,729,845 for the comparable period in 2023. The increase in the Company’s revenues was primarily attributable to the increase in the revenue from project sales.

●	Revenue for project sales increased by $963,906 or 27.6% to $4,451,937 for the six months ended December 31, 2024 from $3,488,031 for 2023. The increase was primarily due to three more projects completed in the six months ended December 31, 2024 compared to the comparable period in 2023.

●	Revenues from retail sales increased by $23,094 or 9.6% to $264,908 for the six months ended December 31, 2024 from $241,814 for 2023. The change in retail revenues is primarily due to slight increase in total number of retail orders.

Gross Profit

Gross profit was $840,929 for the six months ended December 31, 2024, an increase of $229,141, from $611,788 for the six months ended December 31, 2023. Gross margin increases by 1.4%, to 17.8% for the six months ended December 31, 2024 from 16.4% for the six months ended December 31, 2023. The increase in gross margin was mainly due to the lower proportion of purchased parts and higher proportion of self-produced products in specific projects compared to the six months ended December 31, 2023, resulting in lower overall costs. The product mix is determined by project types and contract terms. Management believes the Company’s gross margin will continue to improve as production efficiency increases.

Operating Expenses

Operating expenses were approximately $2.02 million for the six months ended December 31, 2024, a decrease of $167,149 from approximately $2.19 million for the six months ended December 31, 2023.

●	Selling expenses were $423,228 for the six months ended December 31, 2024, an increase of $54,819, or 14.9%, from $368,409 for the comparable period in 2023. The net increase was mainly due to the increase in market expansion fees and project bidding fees, which consistent with the revenue growth during the period.

●	General and administrative expenses were $1,464,679 for the six months ended December 31, 2024, a decrease of $14,882 or 1.0%, from $1,479,561 for the comparable period in 2023. The decrease was mainly due to the reduction in headcount in administrative departments, net of higher consulting fees compared with the six months ended December 31, 2023.

●	Provision for expected credit losses was $135,456 for the six months ended December 31, 2024, a decrease of $207,086 or 60.5%, from $342,542 for the comparable period in 2023. The decrease was mainly due to the collection of the accounts receivables from previous projects. And these receivables were recognized as credit losses in prior periods.

Other (Expense) Income

Other (expense) income was expense of $890,201 and income of $1,493,465 for the six months ended December 31, 2024 and 2023, respectively. The decrease was primarily due to: (a) brand charge revenue decreased by $77,017; (b) government subsidies decreased by $36,969; and (c) non-project installation and maintenance revenue decreased by $27,782.

Net Loss

Net loss was $1,125,915 for the six months ended December 31, 2024, a decrease of $337,133 from net loss of $1,463,048 for the same period in 2023.

Balance Sheet

As of December 31, 2024, the Company had cash of $1,094,269, compared to $153,914 as of June 30, 2024.

Cash Flow

Net cash provided by operating activities was $258,431 for the six months ended December 31, 2024, an increase of $430,260 from net cash used of $171,829 for the same period in 2023. The change was primarily attributable to the Company’s enhanced profitability and receivable management.

Net cash used in investing activities was $4,532,991 for the year ended December 31, 2024, an increase of $4,446,120 compared to net cash used in investing activities of $86,871 for the same period in 2023. The change was primarily attributable to the increase in loans lent to third parties.

Net cash provided by financing activities was $5,236,406 for the year ended December 31, 2024, an increase of $5,218,493 compared to net cash provided by financing activities of $17,913 for the same period in 2023. The change was primarily attributable to the completion of the Company’s initial public offering(“IPO”) in 2024, which provided net proceeds of approximately $5.23 million.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the independently research, development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and state-of-the-art procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about: our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time; developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry; our future business development, financial condition and results of operations; expected changes in our revenues, costs or expenditures; general business, political, social and economic conditions in mainland China where we base our operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

CONTACTS

Li Bang International Corporation Inc.
Investor Relations Department

Email: guanli@libangco.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

LI BANG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	December 31,	June 30,
	2024	2024
	(Unaudited)
ASSETS
Current Assets:
Cash	$1,094,269	$153,914
Restricted cash	96,125	80,293
Accounts receivable, net	11,662,750	12,286,665
Notes receivable	22,543	172,348
Loans receivable	4,515,050	-
Inventories	1,728,639	1,750,369
Advances to suppliers, net	846,772	991,518
Prepaid expenses and other current assets, net	348,042	283,061
Total current assets	20,314,190	15,718,168

Non-current assets:
Fixed deposits	2,643,147	2,665,993
Non-current accounts receivable	526,939	670,146
Prepayment for land use rights	1,391,130	1,403,154
Deferred offering cost	-	588,013
Property and equipment, net	2,687,078	2,790,891
Intangible assets, net	527,846	539,925
Deferred tax assets, net	575,376	533,345
Other non-current assets	134,790	169,933
Total non-current assets	8,486,306	9,361,400

Total Assets	$28,800,496	$25,079,568

LIABILITIES AND EQUITY
Current Liabilities:
Short-term loans	$425,951	$6,857,415
Accounts payable	4,697,264	4,694,905
Advances from customers	1,173,881	1,027,164
Taxes payable	3,027,617	3,273,227
Due to related parties	224,636	131,574
Other payables and other current liabilities	1,403,386	1,033,729
Total current liabilities	10,952,735	17,018,014

Non-current Liabilities:
Long-term loans	10,155,250	3,806,557
Total non-current liabilities	10,155,250	3,806,557

Total Liabilities	21,107,985	20,824,571

Commitments and contingencies	-	-

Equity:
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 18,748,000 and 17,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	1,875	1,700
Subscription receivable	(1,699)	(1,699)
Additional paid-in capital	6,833,912	2,236,677
Statutory reserves	761,989	755,100
Retained earnings	452,050	1,583,977
Accumulated other comprehensive loss	(293,423)	(258,907)
Total shareholders’ equity of the Company	7,754,704	4,316,848
Non-controlling interests	(62,193)	(61,851)
Total Equity	7,692,511	4,254,997

Total Liabilities and Equity	$28,800,496	$25,079,568

LI BANG INTERNATIONAL CORPORATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended December 31,
	2024	2023

Revenues：
Project revenues	$4,451,937	$3,488,031
Retail revenues	264,908	241,814
Total revenues	4,716,845	$3,729,845
Cost of revenues	(3,875,916)	(3,118,057)
Gross profit	840,929	611,788

Operating expenses:
Selling and marketing	423,228	368,409
General and administrative	1,464,679	1,479,561
Provision for expected credit losses	135,456	342,542
Total operating expenses	2,023,363	2,190,512

Loss from operations	(1,182,434)	(1,578,724)

Other (expenses) income:
Interest expense	(205,482)	(213,102)
Other income, net	194,583	347,670
Total other (expenses) income, net	(10,899)	134,568

Loss before provision for income taxes	(1,193,333)	(1,444,156)

Income tax (benefit) expense	(67,418)	18,892

Net loss	(1,125,915)	(1,463,048)
Less: net loss attributable to non-controlling interests	(877)	(1,350)
Net loss attributable to ordinary shareholders	$(1,125,038)	$(1,461,698)

Comprehensive loss
Net loss	$(1,125,915)	$(1,463,048)
Foreign currency translation (loss) gain	(33,981)	102,560
Total comprehensive loss	(1,159,896)	(1,360,488)
Comprehensive loss attributable to non-controlling interests	(342)	(2,543)
Comprehensive loss attributable to ordinary shareholders	$(1,159,554)	$(1,357,945)

Loss per ordinary share
– Basic and diluted	$(0.06)	$(0.09)

Weighted average number of ordinary shares outstanding
– Basic and diluted	17,628,239	17,000,000

LI BANG INTERNATIONAL CORPORATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	For the Six Months Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,125,915)	$(1,463,048)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	218,547	230,934
Gain on disposal of property and equipment	(17,245)	(14,785)
Provision for expected credit losses	135,456	342,542
Deferred tax expense	(46,935)	18,892
Changes in operating assets and liabilities:
Accounts receivable	713,032	287,094
Notes receivable	149,390	(673,822)
Advances to suppliers	(39,082)	(624,146)
Inventories	6,779	(419,768)
Prepaid expenses and other current assets	(45,089)	237,785
Accounts payable	42,896	746,266
Advances from customers	156,632	763,878
Taxes payable	(219,118)	(90,259)
Due to related parties	(522)	(14,032)
Other payables and other current liabilities	329,605	500,640
Net cash provided by (used in) operating activities	258,431	(171,829)

Cash flows from investing activities:
Loans to third parties	(4,515,050)	-
Purchases of property and equipment	(42,177)	(104,142)
Proceeds from disposal of property and equipment	24,236	17,271
Net cash used in investing activities	(4,532,991)	(86,871)

Cash flows from financing activities:
Proceeds from loans	56,044	783,945
Repayments of loans	(47,370)	(691,466)
Payment of offering costs	-	(74,566)
Net proceeds from initial public offering	5,227,732	-
Net cash provided by financing activities	5,236,406	17,913

Effect of foreign exchange rate on cash	(2,449)	8,352

Net increase (decrease) in cash and restricted cash	959,397	(232,435)
Cash and restricted cash at the beginning of the period	230,997	541,127
Cash and restricted cash at the end of the period	$1,190,394	$308,692

Reconciliation of cash and restricted cash
Cash	$1,094,269	$169,996
Restricted cash	96,125	138,696
Total cash and restricted cash per the statements of cash flows	$1,190,394	$308,692

Supplemental disclosures of cash flow information:
Interest paid	$202,787	$217,565
Income taxes paid	$124	$-

Non-cash transactions:
Reclassification of deferred offering cost	$630,322	$-